From DadMHR@aol.com   Feb 4 at 5:41 PM
To rchioini@rockwellmed.com
CC
dadmhr@aol.com larrychop@comcast.net chris.paxos@paxos.com davidhglstn@gmail.com
jayjoliat@yahoo.com dave@richmondbrothers.com rjainvest@sbcglobal.net

Subject: Shareholder Concerns

Rockwell Medical
Attn: Robert Chioini
30142 Wixom Road
Wixom, MI 48393

February 4, 2016

Dear Rob

The undersigned are all longtime supporters of Rockwell Medical and represent, along with associates, in excess of 20% of the common stock of the Company. We all share a number of concerns that we would like to jointly discuss with you. There is no question that you have done a superb job in operating the Company and in achieving the two FDA drug approvals. However our concerns are regarding the pace of the current commercialization phase of the drugs. In addition we strongly feel that the Company needs to do more to promote its stock through better communications with shareholders and the public.

It has now been over 1 year since the approval of Triferic and over 1.5 years since the approval of Calcitriol. We feel that after this much time there is still not a clear understanding in the marketplace what the opportunities are for these two drugs. Based upon the limited public information available to us it is also not clear if any meaningful success has yet been achieved in the commercialization process. We are also concerned that the Company has not clearly defined the full extent of the Triferic opportunity as a platform drug across all likely indications and in all areas of the globe.

In addition we feel that the Company needs to do a much better job in communicating with the public. One of your key jobs as the CEO of a public company is to manage the expectations of the public, to provide guidance as to the Company's short term and long term goals, and to defend the Company's stock against inaccurate facts being spread in the marketplace. To date very little actual guidance has been provided, and to the extent that some guidance has been wrong, the Company has not done a good job of explaining to the public the reasons why. One of the problems with this approach is that it allows the short sellers to set the narrative. Also you should try to be more enthusiastic and forceful in your delivery of the opportunity to the public.

We believe that the above concerns have contributed to the fact that the Company's stock price has dropped much quicker than the overall market or the biotech industry in particular. This excessive price drop hurts many of your shareholders, especially those on margin, and should be a concern of the Company's. In addition, such a low stock price makes raising money much more expensive if needed, and encourages either strategic investors or financial investors to possibly attempt a cheap takeover of the Company.

After discussions amongst ourselves, we would like the Company to consider the following recommendations.

1. Reconstitute or expand the board of directors to incorporate at least 2 world class drug industry veterans.
2. Implement a policy of using best practices into the Company's governance programs.
3. Add more management depth so that multiple opportunities can be aggressively pursued at the same time, both in the business development area and the sales and marketing area
4. Provide an outline of a 5 year plan for the company regarding the commercialization of Triferic and Calcitriol, indicating time frames and market sizes in all of the various indications in all parts of the globe.
5. Explain the reasons for the delays in the launch of Calcitriol.
6. Better explain the Company's guidance for the rollout of Triferic in the United States and abroad and why the rollout appears to be behind schedule.
7. Provide more specific guidance of the Company's financial goals.
8. Explain the expected use of the Company's cash reserves.
9. As part of improving communications to the public allow investors to ask questions on the conference calls.
10. Either hire a new Investor Relations firm or better utilize the current firm.

In closing, we all fully support your leadership of the Company. However as you are still new in the role of leading a drug company we feel you could benefit from the experience and advice of industry veterans, both in commercializing our drugs and in dealing with the Public.

We encourage you to take advantage of the upcoming conference call to reinvigorate your shareholder base and to disseminate additional information to the public. We believe that this opportunity is much greater than the market is giving you credit for.

In addition, we would all like to have a conference call with you to further discuss the above issues either before or directly after the next earnings conference call.

Thanks in advance for considering our suggestions. (signed letters attached)

Mark Ravich

David Hegelstein

Chris Paxos

David Richmond

Jay Joliat

Larry Hopfenspirger

From: DadMHR@aol.com [mailto:DadMHR@aol.com]
Sent: Monday, February 22, 2016 5:22 PM
To: Rob Chioini
Cc: davidhglstn@gmail.com; dave@richmondbrothers.com; chris.paxos@paxos.co;
larrychop@comcast.net; jayjoliat@yahoo.com; dadmhr@aol.com
Subject: RMTI

Rob

  We want to congratulate you on your recent deal in China and the filing of a new IND. It
looks like a good start towards developing the international potential of Triferic.

  However it has now been 18 days since you received our request to hold a conference call
with us to discuss our various concerns. As of today no one has yet heard back from you.

  While it is now clear that you have been busy finalizing the China deal, it is still quite
disappointing that you appear to be ignoring the request of so many large owners and long term
supporters of the Company. This only highlights one of our concerns about the lack of adequate
shareholder communications. While your recent news was a good start it does not really address
the various concerns that we have written to you about.

  The fact that the Company's stock has failed to move in any meaningful way after the
above announcements only highlights the fact that the public does not understand the full
potential of Triferic. In addition as of today you have announced that only one of the top 7
Companies in the industry is working on Triferic after 13 months from approval. This raises the
question, is the Company having problems commercializing the drug? This lack of either results
or communication reinforces the short sellers thesis in the marketplace, and harms your
shareholder base.

We would like to schedule a conference call with you as soon as possible, either before or right after your upcoming earnings conference call. Please let us know some times and days that would work for you. Our goal is to continue to handle this in a friendly and supportive way; however we feel it is inappropriate that so much time has passed with no response from the Company.

Feel free to reach out to any one of us.

Best regards,

Mark Ravich

Dave Haglestein

Dave Richmond

Chris Paxos

Jay Joliat

Larry Hopfenspirger

From: DadMHR@aol.com [mailto:DadMHR@aol.com]
Sent: Thursday, February 25, 2016 3:58 PM
To: Rob Chioini
Cc: dave@richmondbrothers.com; davidhglstn@gmail.com; chris.paxos@paxos.co;
larrychop@comcast.net; jayjoliat@yahoo.com; dadmhr@aol.com
Subject: RMTI

Rob

    While we appreciate your response to us unfortunately it does not address many of the
issues we wanted to discuss. However at this time we think it would be best to wait until after
Rockwell's earnings call to schedule a follow up. That way we can better see what still needs to
be discussed.

    We will contact you then. Hope all is well.

Best regards

Mark Ravich

Dave Haglestein

Dave Richmond

Chris Paxos

Jay Joliat

Larry Hopfenspirger

From: David Richmond [mailto:dave@richmondbrothers.com]
Sent: Friday, March 04, 2016 4:03 PM
To: Rob Chioini
Cc: Tom Klema; Ray Pratt; Ajay Gupta; 'dadmhr@aol.com'; 'jayjoliat@yahoo.com';
'larrychop@comcast.net'; 'chris.paxos@paxos.co'; 'davidhglstn@gmail.com';
'mrice@lifesciadvisors.com'
Subject: Shareholder request for meeting

Rob,

Attached you will find a letter that details our feelings, concerns and a request for a conference
call.   Please read it and respond.

Thank you for your time.

Dave

David S. Richmond, MSFS, CAP®, ChFC®, CLU®

President

Richmond Brothers, Inc.

Connect with us:

3568 Wildwood Avenue, Jackson, Michigan 49202

██

Website: www.richmondbrothers.com

Services offered through Richmond Brothers, Inc., an SEC-Registered Investment Adviser.

March 4, 2016

Rob Chioini, Chairman and CEO

Rockwell Medical

30142 Wixom Road

Wixom, MI 48393

Rob,

Per our note prior to the conference call we said we would be back to you in requesting a meeting, via conference call or in-person, to discuss the company. The results of the conference call have only renewed our desire to open a dialogue with you to discuss your strategic and tactical plans for the company. Thus, we are formally asking for a meeting to be held within the next 10 days at your convenience.

We want to establish a fair and honest working relationship with you. As owners of Rockwell we not only have the right but the responsibility to understand the strategic direction of the company and how it plans to execute to achieve said strategic goals. As you could read from our previous letter, and backed up with evidence from every single analyst, we were not alone in our desire to step from the darkness into the light.

We asked you in our previous letter to shine a light on what has happened, what the plans are, and how you intend to execute. Instead of taking that letter seriously, talking with us, and as importantly thinking that maybe others feel this way as well, you chose to ignore us for a couple weeks, and then dismissed us by refusing to talk to us in the future. Thus instead of preparing to be asked in a public setting the same questions we were asking you privately you went into the conference totally unprepared, and behold, those were the same questions Annabel asked you with disastrous results. It was followed up in research reports with every single analyst quoting a level of confusion, lack of clarity and understanding resulting in the downgrade of the stock. The conference call basically called into question, can Rockwell sell the drug at all, do you have a pricing strategy, do you need pricing outside the bundle in order to sell Triferic and if you don't get it, will it still sell, and when has enough time been wasted not selling the drug that the company will start selling it in any event. We are not saying that is exactly what you said, rather that is the perception from the reports written by your analysts. This perception has shaped what the market currently believes, which resulted in $150,000,000 being wiped form the market cap of the company in about 15 minutes. In addition, it has attracted lawyers, trolling for clients, of which we have many unhappy shareholders.

We want to be clear, we are looking to begin a dialogue with you having as our priority the best interests of the company and creating long term shareholder value. We also want to be clear, you may have the greatest plan in the world, the problem is no one knows what it is. As owners that is unacceptable. Also as a publicly traded company the fact that the market place, its owners, nor the public has any idea what your plans are, is not best practices or anything approaching best practices. We understand as investors this is your first time through this process of drug approval and launch. It is a great opportunity when deciding to invest in a company developing their first drug. We also understand with that lack of experience comes mistakes. We are not asking you to be perfect, rather, to be open to the idea of making the learning greater than the experience itself, applying that wisdom, and being better in the future.

Part of developing that acceptance of risk as a culture is being transparent when mistakes happen, describing your learning and how it will make the company better. The communication is as important as what happened. Our concern is we don't see this culture at Rockwell. As management has made decisions such as not launching Vitamin D, or the problems associated with it, or the determination to suspend the launch of Triferic without any public notice, back channel work with analysts, etc...these things have real world effects such as a losing public trust and confidence. In addition, it potentially has legal ramifications as there was public guidance on Triferic and when you decided to suspend the launch that had to be material information and thus an 8k needed to be filed. It wasn't and that may be something that will be debated in court now.

Individually, as well as in our letter, we have spoken to you about governance over the past several years. We have offered free advice for the protection of the shareholders and the company. We have spoken to you about adding experienced board members, people who have built or ran billion dollar companies, people who have gotten drugs approved and launched. We talked to you about hiring consultants and doing things in a best practices manner from a governance standpoint. You stated to us that it was a priority of yours to add board members and that you acknowledged it was a weakness you planned to address. And yet years later, we are where we always were. We know in our own corporate lives, when we get good advice, we avoid some of the potholes along the way. We believe you are so busy working in the business you don't have the time to work on the business. Taking a couple of hours last fall to properly manage expectations could have avoided the damage done during the conference call. Due to the lack of progress we have seen, and the track record being created we would like to discuss the following:

1. Having the Company prepare a multi-year strategic plan for the public outlining the various indications for which Triferic can be used, the size of each market in the USA and globally, and the timelines involved in bringing Triferic to market for each of those indications. We believe the market doesn't understand the true potential of Triferic as a drug platform technology. The company needs to provide the

education to the market so they may understand and act on what we all believe is the truly astounding potential that drug is and equally important what that means.

2. We would like to see the chairman and CEO roles of the company split between two different people. Specifically we would like to see a trusted drug industry veteran take over the Chairman's role. We feel this could go a long way towards restoring the public's trust in the company and could bring new institutional investors into the stock. In addition, we would like to see a second drug industry veteran appointed to the board. We believe you are so busy working in the company that you don't work on the company. Someone needs to be focused working on the company while you work in the company. We are asking for board seats but we are doing it in the friendliest of ways. We aren't demanding who we want on the board, we are allowing the company to go through a proper vetting process to pick the experts. No CEO has every skill set. Any great CEO surrounds themselves with great people; people better than they are. Any multi-billion dollar company has outside directors who are not friends, but are experts in what you are trying to do, helps provide you guidance, helps you run the company better, and that is best for you, the company and the shareholder.

3. Finally we believe that you need to have another public call during which you explain exactly what has been happening for the past year on both Triferic and Calcitriol. As you can tell from the conference call and the results in the financial markets after the call, nobody has any understanding of what really is going on inside Rockwell Medical.

Our goal is to continue to remain friendly, we don't want to be adversarial but as stated above we have rights and responsibilities as shareholders to understand what is going on. We would prefer and have now requested, for the second time, a meeting to gather that information and discuss our points above. You have a choice, you can choose to talk with us, informing us of your business plan and building confidence in a large block of your shareholders, or you can freeze us out. It is clearly your choice. However, we want to inform you of what our options are in case of the latter.

We believe we have many options some of which include the following:

1. We can write a short white paper and file it in a 13D reviewing/shining a bright light on the past narrating for the public our concerns. We would hate to do this as this action will have an effect. We would prefer to simply open a dialogue with you. Some of the effect a 13D would have: it would use old transcripts of your conference calls to point out past guidance and its accuracy. Those old transcripts are fascinating reading. It would point out no public explanation has been given for having Vitamin D for 2 years without launch. It would also point out past guidance with Vitamin D. It would point out holding Triferic for 13 months before the first business development deal was done, with nothing still done in Europe, Japan, or other indications in the USA. A year of patent gone with what results to

show? It would show, 14 months of Triferic approval with little to no sales and no clarity. It would use your words and the analysts' expectations to tell the story. It would also tell the story of a group of shareholders who care about the little guy while the CEO refused to talk to the very same people who supported him and the stock for over a decade and how they were mistreated and cast aside because he was "too busy". It also would use your words about the great shareholder value and over-performance quoted in your letter to us, that was simply wiped away in one bad conference call. And how that result could have been avoided because the CEO was actually put on notice by the shareholders to prep for that call as the market had concerns. The CEO didn't' have time and didn't care, and thus his people lost $150 million. You have mentioned many times before that you are not going to worry about the stock since it will take care of itself, however that is one of the CEOs jobs.

It will look at compensation and what results have been for shareholders vs. what the CEO and management team has taken in comp. Is your comp best practices? Are short dated options best practices? What was the timing of a bad fundraiser compared to when you took options shortly thereafter? Did you admit a mistake and take the options at $8-$9 which would have showed solidarity and integrity? Or did you take them at $3 or $4 when the stock would have never been there had you raised money at higher prices as you should have? How will that look to the public, to lawyers, to hedge funds, to PE? We won't go on but you get the point. It is fascinating what a good story can tell when properly crafted, especially when you get to use facts, and one's own words.

We think the result of this will be that every media outlet will be put on notice, every hedge fund and private equity firm will be put on notice approximately 25% of your shareholders are not happy, tried to work with you and you said, screw you, twice. It will also allow every law firm trolling for clients in a class action suit to know who to call to pick up 25% of your shareholders. We imagine that would be a lawyers dream come true.

Do you want to spend time with us, or time saying no comment to lawyers, media, and fending off PE and Hedge funds for the next 6-24 months? Now this is not our goal, our goal is long term shareholder value, but it is an option we are exploring. Or we can go to item 2 below.

2. We can approach a number of large PE firms we know and ask them this question: Could your fund use a 10 banger for performance? If you invested $100 million and could get back $1 billion plus would you be interested based on the facts above. If you think the company is about to become a huge success...what do you think they will think of this opportunity? What you have told us in the past is that you don't care who owns your stock, and if we didn't like how you manage it, we can sell. And we have told you, it does matter who owns your stock. Such as the hedge funds you have raised money with in the past, who have screwed your long term investors ever since. So let us be clear. You founded this company

but you don't own it and you certainly don't control it. You aren't Mark Zuckerberg who literally controls Facebook by himself. You have the choice to not meet with us, but we have a choice, with the ability to assemble a 25% block of stock, and a $100 million dollar investment we could control the company. You spent your life working for these upcoming moments but nothing says you will be there when those moments arrive. You have built something that could be special. But you also have mismanaged a fundraising, and to-date two drug launches. You may have started this, but you may or may not finish it. We could, as a block, be your best friend, or someone else's best friend. We want long term shareholder value. Who is the best person to deliver that? We would certainly love the opportunity and have asked for the opportunity for the second time, to understand why it should be you. Every CEO or owner of a private company thinks they are the best person to run their company; but they are never the only one who can run it and sometimes change is good.

We have more options but you get the point. Again, we want to remain supportive and friendly. We want to understand that you have a grand plan, will build the team around you, which will leave us in a position to defend the company, the stock, and be your best supporters if any attempt is made on the company. We want to give you the rope to pull out of the hole. People are turning their back on you, and writing terrible things about you, the company and its prospects, while we are offering to meet, to dialogue and extend a hand. Whether you take it, or slap it, is up to you. Clearly, the choice is yours. We hope for a positive response and a meeting within the next 10 days or we will move on to one of the options discussed above.

Sincerely,

David Richmond

Mark Ravich

Dave Haglestein

Chris Paxos

Jay Joliat

Larry Hopfenspirger

CC: Tom Klema

      Dr. Ray Pratt

      Ajay Gupta

      Ken Holt

Ron Boyd

Patrick Bagley

Michael Rice

From: David Richmond <dave@richmondbrothers.com>
Date: March 14, 2016, 10:22:51 PM EDT
To: Rob Chioini <rchioini@rockwellmed.com>
Cc: "dadmhr@aol.com" <dadmhr@aol.com>, "chris.paxos@PAXOS.CO" <chris.paxos@PAXOS.CO>, Tom Hills < thills@hillscap.com>

Subject: Re: update

Rob,

As promised I wanted to get back to you before the end of the day. As both of our letters indicated we think a meeting is a good idea and in person is significantly better than via phone conference. These are important issues to all of us and so given the seriousness of the situation an in-person meeting seems appropriate. We all want what is in the best interests of the company. We would prefer to sit down and see if we can reach a resolution and do so in a friendly manner.

Since you have talked with David and Jay already; Mark, Chris and I will come to Wixom next week at a mutually convenient time. We will forward some times to you and if they don't work, please suggest a few that do and we'll see if we can accommodate your schedule.

As our letter stated, we would like to discuss the three points as agenda items. We would like to focus on governance, strategic business plans, and adding a qualified board member as Chairman of the board. We believe there are a few ways to reach a solution everyone can be happy with. A solution that gives you time to finish the job you spent your life building while giving you the guidance to help you achieve everything you thought possible. At the same time giving us accountability, governance and independence. We look forward to discussing it with you.

Tom Hills was copied on this as he mentioned that he would be willing to come to the meeting or at a minimum be on the phone during a call. I think he has unique experience and insight that would benefit everyone involved if he participated.

We will be back to you tomorrow or Wednesday with a few dates next week.

Dave

David S. Richmond, MSFS, CAP®, ChFC®, CLU®
Chairman & Co-owner
Richmond Brothers, Inc.

Connect with us:

3568 Wildwood Avenue, Jackson, Michigan 49202

Website: **www.richmondbrothers.com**
Richmond Brothers, Inc. is an SEC-Registered Investment Adviser. Please visit our website for more information and important disclosures.

From: David Richmond [mailto:dave@richmondbrothers.com]
Sent: Wednesday, March 16, 2016 3:28 PM
To: Rob Chioini
Subject: RE: Thursday March 24th

Rob,

I have been thinking about your note and balancing your desire to meet with me individually with our group's concerns and it just doesn't make sense to me.

Did something happen in the past I am not aware of between you, Mark and Chris? You talked in your first response why it made no sense for you to have any dialogue with us, it wasn't a good use of company time and resources. Instead of talking with us one time for a couple hours, now you are spending 3.5 hours with david, time with Jay, and now you want to spend time with me. In addition, you want to freeze out two members of our group, which doesn't make them want to continue to be friendly, rather it begins to get them ready to push back. Why not meet with us and address our issues point by point?

Our group is a group that can put the company into play or go a long ways in preventing it from every coming into play. It just seems to me that it makes common sense for you to meet with the three of us. It makes me wonder what are you afraid of? Why won't you meet the three of us and simply start dialoguing toward a resolution?

The only reason that you wouldn't it seems to me, is that you have no intention of addressing our concerns and instead want to discuss the future of the company and its potential. I know it has potential, it is why I own more than 5 million shares. It is executing on that potential that is a concern of ours. While I appreciate your willingness to meet, we would want to ensure we address the three points in our letter, in detail.

We want to ensure you are willing to discuss the splitting of chairman and ceo role, with a commitment to name a pedigreed independent chairman. Second, we want to discuss having a public laying out of a business plan describing the market potential of Triferic as a platform across all of its indications worldwide.

You asked what happened to our relationship. If I can be frank, I don't think we had much of a relationship to begin with. You have told me you don't care who owns your stock, and if I didn't like what you were doing I can sell it. You told me this when I owed 20% of your stock. Since then you have diluted me by 50%. I own more shares than ever before in Rockwell and yet have less of a percentage ownership. My shares are worth the same or less money now than they were 5+ years ago. My people are tired of waiting, especially when they have been guided very differently. I have only been to Wixom 2x in 14 years and only called a handful of times. I have been easy. But I have had enough. I asked you to put someone on the board 3 years ago, you agree it was a weakness and it needed to be addressed. You said you would and you didn't. I emailed you and Tom last year about governance and the long term incentive plan. I offered to meet you and work though the issues, you blew me off 2x and never called back. I emailed you/tom to see where that issue stands prior to your proxy coming out, and not only did you not respond, you never even acknowledged that you got the communication. When you treat people this way, it tends to harm a relationship and when you don't have much of one to begin with, it damages any trust and credibility.

Instead of risking that we go nuclear on this, doesn't it make sense to just have a meeting? Assuming you are serious about governance it is an easy meeting to have. You don't need to divide and conquer our group individually. We are playing nice, but we will only do so to a point. Peeling us off and freezing others out isn't the proper way to handle this. Mark and Chris met with you in January but a lot has flow under the bridge since then. I have talked with David regarding your conversation and it didn't address any of the points we have asked you to address. You made him feel good and he walked away.

We wrote you a letter as a group, we expect an answer as a group, what are you afraid of in meeting us as a group? Help me understand what you are afraid of?

Dave

David S. Richmond, MSFS, CAP®, ChFC®, CLU®

President, Richmond Brothers, Inc.

From: David Richmond [mailto:dave@richmondbrothers.com]
Sent: Friday, April 01, 2016 8:27 PM

To: Rob Chioini
Cc: Tom Klema
Subject: Offer

Rob,

Thanks for the offer and access and then spending time with me Tuesday. I do appreciate it. After the meeting I have been contemplating how to get a win for everyone. And by everyone I mean, my clients, the people who entrust me to manage their life savings. I mean the shareholder group who want the maximum long term value of the stock. And I mean the company, and you; who also want the best for the company and maximum value of the company.

I tried to reach out to you yesterday and again today to have this discussion over the phone but we were unable to reach each other. I am on a plane to California as I type this, but I am available the next 7-8 days while I work and vacation a bit out in Lake Tahoe. Email doesn't allow tone so if you want to follow up I am happy to discuss this with you on the phone.

You mentioned you are adding a board member who is an independent and pharma veteran. While we cannot comment since I don't know who the person is, have not done vetting on them, we still congratulate you on beginning to move governance up your list of priorities. While after three years I would like to say about time; it is still a move in the right direction. Congrats.

You also mentioned the willingness to add a second board member. Finally you mentioned that at some point you believe a plan will be revealed to the public of the overall platform value of Triferic worldwide across all indications. You said now might not be the time but there will come a time. Therefore, I have a proposal for you that I have run by my client advisory group, our shareholder group, my counsel (both personal and activist), and after a lot of give and take, some frustration and hard discussions have come to agree is acceptable.

We are willing to have a temporary cease fire and give you the time you desire. I cannot have an open ended timeline. My shareholders just won't agree to that. But they will agree to a give you the time you need to show progress. If you need 30 days or 60 days to get several of the issues up and running (Calcitriol launch and sales, BD deal, powder approved, ASP +6, etc...) we will set the timeframe at the end of what you feel you need. We wouldn't need all things done but we need to be able to show significant progress and that the rubber is beginning to meet the road. It is no longer a company of potential but a company realizing its potential. If you do achieve the results we discussed, I am sure you will get more time as trust builds.

What we are willing to give:

*The group is willing to back off from demanding that you separate chair and the CEO roles. This was the most contentious by far but after 2 days I reached peace.

*The group is willing to give you 30, 60, or 90 days to show progress without advancing pressure on the management team or the company. This was also very contentious as some of our leverage comes with the price low. Giving time may hurt some of our leverage. We are willing to give on this and that wasn't easy.

*The group is willing to give you input into the board seat. We are not forcing a person on you, rather we want a seat. We don't mind the process being collaborative.

*The group is willing to allow you to pick the consultant or we are willing to take this off your plate; again it can be collaborative.

WHAT WE WANT:

*We want your commitment that we will be allowed to forward 2-4 names for your consideration to add to the board. And out of that 2-4 names you will be allowed to vet them and pick the one that you feel will be a good addition to the board and the company. If we cannot agree, we will submit a new group. You are welcome to give us input on what skill sets you think are important. The point is to get a commitment out of you that we will get a board seat, of a person we nominate but with mutual approval, and that we can begin that process immediately.

* We want your commitment to hire a consultant to do a white paper (both for internal use and possibly a separate one for public and institutional education) showing the global value of Triferic across all indications. We feel that you will need this information eventually so it is not money wasted, may help you in negotiations (requiring minimum investments into developing additional indications), and may show that add on uses are worth much greater value than the initial indication. It would also allow you to educate that Triferic isn't just an iron drug of ESRD but a multi-billion dollar platform across many anemia applications. You are welcome to find the consultant and name them, or we will be happy to do the work for you, get the consultants lined up who are experts in that field, and present them and their proposal to you. We will start this immediately.

We are willing to leave all the power with you. You still control the board, control the agenda of the board, and still maintain both roles of Chair and CEO. We are willing to board seat and the consultant to use for the white paper be collaborative. We are not forcing anything upon you. We are asking for a board seat and a consultant to do a project. Given all of our options and where we can take this, we feel that we are being very reasonable. We hope you feel we are working in good faith and would like to continue to work with you, not against you.

I am happy to discuss this on the phone, or if you agree with our proposal you can just respond that you do, and we'll get started on a slate of board members for you to review as well as a consultant to do the work.

Onward,

Dave

David S. Richmond, MSFS, CAP®, ChFC®, CLU®

Chairman & Co-owner

Richmond Brothers, Inc.

Connect with us:

3568 Wildwood Avenue, Jackson, Michigan 49202

████████████████████████████████

Website: www.richmondbrothers.com

Richmond Brothers, Inc. is an SEC-Registered Investment Adviser. Please visit our website for more information and important disclosures.

From: David Richmond [mailto:dave@richmondbrothers.com]
Sent: Tuesday, April 05, 2016 9:09 PM
To: Rob Chioini
Cc: Tom Klema
Subject: Re: Offer

Rob,

To be clear, what is your timeline for reviewing our names we give to you? And will you to commit to adding to the board from that pool or a pool of mutual agreement?

Lastly, what is the timeline for reviewing and deciding on the consultant?

Maybe I misunderstood your email but my perception is you are treating our requests as something you can take or leave or get around to someday. It is possible this isn't a correct perception.

Our timeline to add another board member is weeks not quarters. We want a board seat we are comfortable with. We are willing to let you have input and not force someone on you but it needs to be in a period of weeks.

If you prefer to talk feel free to call me or give me a few times and I will make myself available.

Dave

David S. Richmond, MSFS, CAP®, ChFC®, CLU®

President
Richmond Brothers, Inc.

Connect with us:

3568 Wildwood Avenue, Jackson, Michigan 49202

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Website: http://www.richmondbrothers.com/
Services offered through Richmond Brothers, Inc., an SEC-Registered Investment Adviser.

From: David Richmond <dave@richmondbrothers.com>
Date: April 9, 2016, 5:20:06 PM EDT
To: Rob Chioini <rchioini@rockwellmed.com>
Cc: Tom Klema <tklema@rockwellmed.com>
Subject: Re: Offer

Rob,

We flew home today. Let's set a meeting for the week you return home. Give me 2-3 dates and I will try and make it work.

I don't understand how adding a second independent board member and doing a study of triferic's worldwide potential is against 95% of shareholders. Independent board members protect shareholders and make for a better company. Nearly All multi-billion dollar companies have independent directors. And you will need the study at some point so it isn't wasted money. We may disagree on timing but it will be needed at some point. I think this is in shareholders interests.

Second, Mark has lent shares but Chris has not, so let's at least be accurate. In addition, while you have not made money personally, your shares have been lent, and you choose to have your margin account at a firm that screws the long term shareholder with horrible research. Mine never have ever been lent out. If you choose to do a margin account you need to do a pla agreement. This isn't my issue but if your going to make it one we need to be honest where you hold your shares is working against your own company.

So I agree a call is needed. What your willing to do and what we would like just may not be the same thing. You want to explain what you are doing and have me give you time. The reason we are talking is I am frustrated to the point I am out of patience and lack the trust needed to give management more time. The ride has been so painful along the way my people are out of patience. They will allow me to give you time but you have to show a willingness to work with us. Working together on a board seat shows that willingness to work together. Doing a study you will need to do anyway is another small giveback. You will have to decide if it is worth risking your company over and we will have to decide if it is worth the fight.

Look forward to chatting next week. Good luck in dc.

Dave

David S. Richmond, MSFS, CAP®, ChFC®, CLU®
President
Richmond Brothers, Inc.

Connect with us:
3568 Wildwood Avenue, Jackson, Michigan 49202
██

Website: www.richmondbrothers.com
Services offered through Richmond Brothers, Inc., an SEC-Registered Investment Adviser.

From: David Richmond <dave@richmondbrothers.com>
Date: April 28, 2016, 8:48:45 PM EDT
To: Rob Chioini <rchioini@rockwellmed.com>
Cc: Tom Klema <tklema@rockwellmed.com>
Subject: Board Names and others

Rob,

Per our discussion this week, we are forwarding 3 names for the board and you to vet. I think you will find all three names have high level public company experience and yet different skill sets. They all come with big rolodexes which should contribute to the next steps in Rockwell's future. They would all help you be the best you can be, and thus help drive performance for the company. We would be comfortable with any of the nominees being appointed to the board. You promised us you would consider each name in good faith and an open mind. With that in mind we would expect an initial contact within the month of May with the vetting process would start immediately upon confirmation of mutual interest.

  · **Ludwig N. Hantson,** President and CEO Baxalta, he will leave Baxalta at the close of Shire acquisition (Est 6/1/16)

  · **Guillermo A. Herrera,** Co-Founder of Pinnacle Biologics, Inc . Served as CEO prior to sale to Concordia Healthcare in 2013. President and Chief Executive Officer of NeoPharm Inc. from October 28, 2005 to March 23, 2007. He served as Senior Vice President of International Operations of Abbott Laboratories since March 14, 2003. Since June 2001, he served as Vice President.

  · **Sandy Miller,** Sr. Partner, HR Services, Aon Corporation, also Pinnacle Biologics, Board of Directors prior to sale to Concordia Healthcare.

Second, I would like a clarification of a comment you made during our last conversation. You mentioned that if you did not get transitional pricing, although you did expect to get it, that you have begun the groundwork to look at and proceed with legislation. I want to be clear in my understanding. If you were not to get the pass-through pricing, would you begin to immediately sell within the bundle (to the big providers) until the legislation took effect or would you continue to limit sales during legislation? Second, I assume you would communicate this decision to the public markets to set expectations.

Third, if you get pass through pricing I want to reiterate the importance of that press release. We believe you need to address sales, the timing of conversion of clinics, and the price at which it will sell. The public market's expectation is from a Tier 1 house; Morgan Stanley. They said you cannot sell it, you'll have to give it away and even if you get the pricing from CMS it will take a year for them to study it. This may not be true but it is the expectation of the markets. You need to create the narrative and correct what is currently out there.

Lastly, I wanted to remind you that you provided guidance that you would announce Calcitriol launch by the end of April. You still have tomorrow to do that. However, I wanted to go on record recommending you do what you say you'll do. We talked about not disappointing as you did with the lack of sales compared to expectations with Triferic. It would be too late not to disappoint however, I think some announcement has to come tomorrow, explaining an update to guidance or that you are launching. You will be hurt if you disappoint but the public markets need to be able to begin to trust what you say. That trust is sorely lacking. We obviously hope you will announce launch tomorrow, with sales, and a rollout timeline to set expectations in the marketplace. However, if you are not, we feel your credibility will take another hit, that guidelines and timelines don't matter to this company. You have the power to do what you say.

We congratulate you on the FDA approval this week. We wish you luck on Calcitriol, upcoming BD deals, and the announcement of pass through pricing. Hopefully these names show our commitment to doing what we say we'll do, providing you names that will contribute to a high level board ripe with experience and capability.

Best regards,

Dave

David S. Richmond, MSFS, CAP®, ChFC®, CLU®

Chairman & Co-owner
Richmond Brothers, Inc.

Connect with us:

3568 Wildwood Avenue, Jackson, Michigan 49202

Website: www.richmondbrothers.com
Richmond Brothers, Inc. is an SEC-Registered Investment Adviser. Please visit our website for more information and important disclosures.

From: <dave@richmondbrothers.com>
Date: September 19, 2016 at 5:16:29 PM EDT
To: Rob Chioini <rchioini@rockwellmed.com>, <tklema@rockwellmed.com>
Cc: Mark Ravich <dadmhr@aol.com>
Subject: Meeting request

Rob and Tom,

Per the receptionists directions I am emailing rob requesting a meeting. When I called today to talk to Tom she said he was unavailable but asked the nature of my call, when I said I am would like to request a meeting she directed me to email rob. So I am doing so.

As I am sure you are both aware i recently had a less than pleasant phone call with Ron Aubrey. It seems the lines are pretty clear but i would like to reach out one last time.

Mark and I would like to come to town and see if we can understand the long term game plan, find common ground, and a civil way forward. We are available in the next couple weeks and would look forward to a face to face sit down.

Please forward us a couple available dates and times.

Dave



David S. Richmond, MSFS, CAP®, ChFC®, CLU®



President
Richmond Brothers, Inc.

Connect with us:



3568 Wildwood Avenue, Jackson, Michigan 49202

Website: **www.richmondbrothers.com**
Services offered through Richmond Brothers, Inc., an SEC-Registered Investment Adviser.

Note: This message and any attachments contains information which may be confidential and/or privileged and is intended for use only by the addressee(s) named on this transmission. If you are not the intended recipient, or the employee or agent responsible for delivering the message to the intended recipient, you are notified that any review, copying, distribution or use of this transmission is strictly prohibited. If you have received this transmission in error, please (i) notify the sender immediately by e-mail or by telephone and (ii) destroy all copies of this message. If you do not wish to receive marketing e-mails from this sender, please send an e-mail to questions@richmondbrothers.com or a postcard to 3568 Wildwood Avenue, Jackson, Michigan 49202.

From: David Richmond [mailto:dave@richmondbrothers.com]
Sent: Thursday, September 22, 2016 8:52 AM
To: Rob Chioini; Tom Klema; dadmhr@aol.com
Subject: Fwd: Meeting request

Rob and Tom,

Did either of you get my previous email? I know mark did.

Are you going to even acknowledge that I sent an email when instructed to do so by one of you employees??

I understand your personality and therefore your tactics shouldn't surprise me but it continues to amaze me. When someone doesn't want to fight and yet is repeatedly treated poorly what do you think ends up happening?

All we did is request a meeting. One last attempt at finding common ground. And you can't find the time in 3 days to hit the reply button?

Because you won't talk to us I will opine on today's announcement:

Congrats on communicating today. At least you pre-announced bad news. We have asked for better communication and this is more then we got with Triferic. I am not happy you missed yet another public Deadline with a product but at least the company communicated. Hopefully we get a positive PR in 45 Days confirming the launch with some numbers. Why didn't you put any numbers, Market size, anything to have people we excited about the product. Have you pre-sold any of it? Is it possible to also put what sales look like for the product, how quickly it will ramp, any guidance??

Again, and this is the last time, my preference is to meet and discuss. If you prefer to go to war, by the way I am being treated and the lack of shareholder value my clients have experienced I am quickly becoming more and more ok with that. However, as stated numerous times, I would prefer a meeting.

4

Dave



David S. Richmond, MSFS, CAP®, ChFC®, CLU®



President
Richmond Brothers, Inc.

Connect with us:



3568 Wildwood Avenue, Jackson, Michigan 49202

Website: **www.richmondbrothers.com**
Services offered through Richmond Brothers, Inc., an SEC-Registered Investment Adviser.

From: David Richmond [mailto:dave@richmondbrothers.com]
Sent: Monday, October 03, 2016 1:15 PM
To: Rob Chioini; Tom Klema; dadmhr@aol.com
Subject: RE: Meeting request

Rob and Tom,

Thanks for the reply. It is your decision if you grant a meeting or conversation with a shareholder or not. Interesting that you talk to other shareholders and yet won't talk to your largest shareholders. Many of your other large shareholders do talk to you on a regular basis. We don't and have never asked that of management. That said, I am profoundly disappointed in your tact and actions. First some factual corrections:

- I am not asking for non-public information. Rather we would like for the CEO to lay out a mid-term vision of the company in a public forum. This lack of vision is yet another reason the stock trades at $6 and change. It is a concern we would have discussed in person.
- It is almost funny you think we want non-public info. During your terrible fundraising several years ago, it was you and Tom calling me to request capital, with only hours to do due diligence. And because I would like a vision of the company for the next 1-3 years, you think I want non-public info. If the market doesn't know

1

where you want to go in the next 12-36 months I think that is enough of an indictment against how RMTI communicated to the public; that that information would be non-public is laughable.

- We would have addressed the company's continued missing of deadlines on launches and how the company communicates to the markets in its releases. I would do this in an effort to improve future communications with the market.

- I have met with you 3x in 14 years of stock ownership. I don't believe that is "regularly requesting meetings". You asked me to meet in March and during that meeting you extended an offer to meet us in the future if we had other questions, concerns or comments. We simply were taking you up on your offer to continue dialogue. I guess you are not a man of your word.

- I had never been anything other than supportive until you surprised the market in March with the Add-on payment disclosure. At that point, being blindsided as the market was, it reacted negatively. As an owner of the company, representing hundreds of people, we felt it necessary to let you know of our disappointment. I didn't escalate to other courses of action until you ignored us for 3 weeks.

- I do not have a group. You keep mentioning a group. There is no group. I know your trying to pigeon hole me/us into a legal issue but we don't have a group. I can't stop other shareholders from calling me as the largest shareholder. I have always been supportive of management and the vision of the company. But being we are through the FDA process and the vision is now very limited and thus it is very difficult to support the company. We have not called other shareholders. We didn't ask them to vote their shares against your comp plan even though we were going to vote no. We never asked them to vote against your director in a protest vote. You simply have a lot of pissed off people who expressed that in the defeat of your comp plan and 12 million withhold votes of the director.

- I asked you to write a best practices comp plan and offered two different consultants to help you write such a comp plan. I gave you the email that defined the points in the comp plan that were egregious. You wanted no part of it, so you can take an egregious amount of the company. We weren't being confrontational. We tried to work with you for 2 years. You ignored us. After the first year, I told you we would withhold our vote and not vote not, as to not publicly embarrass you, as long as you worked with me. Tom agreed, you obviously did not. You ignored us for a second year and thus we told you we would vote no. I would love to tell our story in public if it comes to that.

- Regarding the board seats, we have offered help to you and the company. We have offered several candidates who have great experience in running multi-billion dollar companies. Which, by fact, is more experience than any one of your board members have including yourself. We are trying to help you, not attack you. But your personality can't or won't allow you to see that.

As stated above I am profoundly disappointed that you would treat us in this manner. Someone who has a $25+ million dollar investment in your company. Someone who has been nothing but supportive for 14 of the 14.5 years we have owned this company. If we have to tell our story publicly it will be an easy one to tell. One of us trying to help the company, being ignored and treated poorly while management tries to steal the company from its shareholders with no or little performance metrics needing to be accomplished. Why you don't want to build relationships? Instead you create an environment that pushes people to fight you. I have stated numerous times we don't want to fight, we want to help. Instead you ignore us, and then try to isolate us.

I wish you luck. I hope you are successful and drive shareholder value. We have a large investment in your company and share a common objective. If you don't produce shareholder value I have a decision to make, a decision any owner has, are you happy with those running the company you own? If they won't talk to me and won't share their vision of the future, what choice do you leave me? Time is running out and one can only remain in the dark for so long. I do wish you luck. And I want to leave you with this; this course of action is of your choice and choosing. We would love to meet and understand management's vision of the future. You are choosing to proceed this way. We are reaching out and you are slapping our hand. Of course this is standard practice for you. We reached out on the comp plan, you ignored us and wrote your own plan. We reached out on vision and board members, you have ignored us and not contacted any of our well-qualified names. We have tried to help and you have a history of ignoring your owners. That style of management works if you deliver. So for your sake I hope you deliver. If not, you'll probably join the long list of founders who no longer work at the company they founded. May not be us but someone will come along to buy your company and you won't have the shareholder credibility to get the vote you need. If you need any proof of that, look to your comp vote or director vote. You need us to support you. Yet you ignore us and isolate us. Makes no sense. As I said, I wish you luck.

Dave



David S. Richmond, MSFS, CAP®, ChFC®, CLU®
President
Richmond Brothers, Inc.

Connect with us:

